PROSPECTUS SUPPLEMENT	Filed pursuant to 424(b)(5)

October 6, 2005	Registration No. 333-113026

To Prospectus dated January 31, 2005
4,100,000 Shares
Odyssey Re Holdings Corp.
Common Stock

        Odyssey Re Holdings Corp. is offering 4,100,000 shares of common stock.
      Our common stock is listed on the New York Stock Exchange under the symbol “ORH.” On October 6, 2005, the last reported sale price of our common stock on the NYSE was $24.96 per share.
      Fairfax Financial Holdings Limited, which through its subsidiaries currently owns 80.4% of our common stock, intends to purchase 3,100,000 shares, or 75.6%, of the common stock offered pursuant to this prospectus supplement. Following completion of the offering, Fairfax will own 55,464,400 shares, or 80.1% of our common stock.
       Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-9 of this prospectus supplement.

	Per Share	Total

Price to Public	$24.96	$102,336,000
Underwriting Discounts and Commissions(1)	$0.20	$200,000
Proceeds to us, before expenses	$24.76	$102,136,000

(1)	No underwriting discounts or commissions are payable by us with respect to shares of common stock purchased by Fairfax.
      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
      The shares will be delivered to investors on or about October 12, 2005.

Wachovia Securities

Prospectus

Where You Can Find More Information About OdysseyRe	4
Forward-Looking Statements	5
The Company	6
Risk Factors	7
Use of Proceeds	13
Dividend Policy	13
Ratio of Earnings to Fixed Charges	13
Description of Debt Securities	14
Description of Preferred Stock	29
Description of Common Stock	32
Description of Warrants	34
Description of Stock Purchase Contracts	36
Description of Units	37
Plan of Distribution	38
Legal Matters	39
Experts	39
ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is this prospectus supplement, which describes the terms of the securities that we are currently offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the securities that we are currently offering. Generally, the term “prospectus” refers to both parts combined.
      You should read this prospectus supplement along with the accompanying prospectus. You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of these documents. Our business, financial condition, results of operations and prospects may have changed since those dates. Our shares are being offered and sold only in jurisdictions where offers and sales are permitted.

      If the information varies between this prospectus supplement and the accompanying prospectus, the information in this prospectus supplement supersedes the information in the accompanying prospectus.
      Unless the context requires otherwise or otherwise as expressly stated, the terms “we,” “our,” “us,” “OdysseyRe” and the “Company” refer to Odyssey Re Holdings Corp., a Delaware corporation, and its consolidated subsidiaries.
WHERE YOU CAN FIND MORE INFORMATION ABOUT ODYSSEYRE
      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information, or obtain copies of the information by mail, at the following location of the SEC:
Public Reference Room
100F Street, N.E.
Washington, DC 20549
      You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.
      The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like OdysseyRe, that file electronically with the SEC. The address of the site is www.sec.gov.
      You can also inspect reports, proxy statements and other information about OdysseyRe at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.
      We are “incorporating by reference” into this prospectus supplement and the accompanying prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus. The following documents, which have been filed by us with the SEC, are incorporated by reference into this prospectus supplement and the accompanying prospectus:

•	Current Report on Form 8-K filed on October 6, 2005;

•	Current Report on Form 8-K filed on September 29, 2005;

•	Current Report on Form 8-K filed on September 16, 2005;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005;

•	Current Report on Form 8-K filed on March 10, 2005; and

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (including information specifically incorporated by reference into the Annual Report on Form 10-K from our Proxy Statement related to our annual general meeting held on April 20, 2005).
      All documents that we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act from the date of this prospectus supplement until all of the securities being offered under this prospectus supplement are sold (not including current reports furnished under item 2.02 or item 7.01 of Form 8-K) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus supplement and accompanying prospectus.
      Any statements made in this prospectus supplement and the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in any subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement and the accompanying prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.
      You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:
Investor Relations
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902
Tel: (203) 977-8000
      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus supplement and the accompanying prospectus.
      Our Internet address is www.odysseyre.com. We make available free of charge, through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports. The information on our website is not, however, a part of this prospectus.
SAFE HARBOR DISCLOSURE
      In connection with, and because it desires to take advantage of, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions readers regarding certain forward-looking statements contained in this prospectus. This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act.
      We have included in this prospectus, and from time to time our management may make, written or oral statements that may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements relate to, among other things, our plans and objectives for future operations. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors, which we describe in more detail elsewhere in this prospectus and the documents incorporated by reference herein, include, but are not limited to:

•	uncertainty related to estimated losses from Hurricanes Katrina and Rita;

•	a reduction in net income if our loss reserves are insufficient;

•	the occurrence of catastrophic events with a frequency or severity exceeding our estimates;

•	the lowering or loss of one of our financial or claims-paying ratings, including those of our subsidiaries;

•	an inability to realize our investment objectives;

•	a decrease in the level of demand for our reinsurance or insurance business, or increased competition in the industry;

•	emerging claim and coverage issues, which could expand our obligations beyond the amount we intend to underwrite;

•	a change in the requirements of one or more of our current or potential customers relating to counterparty financial strength, claims-paying ratings, or collateral requirements;

•	actions of our competitors, including industry consolidation, and increased competition from alternative sources of risk management products, such as the capital markets;

•	risks associated with requests for information from the SEC;

•	the risk that ongoing regulatory developments will disrupt our business or mandate changes in industry practices in a fashion that increases our costs or requires us to alter aspects of the way we do business;

•	risks relating to our controlling stockholder’s ability to determine the outcome of our corporate actions requiring board or stockholder approval;

•	our inability to raise adequate capital;

•	risks related to covenants in our debt agreements;

•	our inability to access our subsidiaries’ cash;

•	loss of services of any of our key employees;

•	risks related to our use of reinsurance brokers;

•	changes in economic conditions, including interest rate, currency, equity and credit conditions which could affect our investment portfolio;

•	risks related to our computer and data processing systems;

•	failure of our reinsurers to honor their obligations;

•	the passage of federal or state legislation subjecting our business to additional supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate;

•	risks associated with the growth of our specialty insurance business and the development of our infrastructure to support this growth;

•	operational and financial risks relating to our utilization of program managers, third-party administrators, and other vendors to support our specialty insurance operations; and

•	acts of war, terrorism or political unrest.
      The words “believe,” “anticipate,” “project,” “expect,” “intend,” “will likely result,” “will seek to” or “will continue” and similar expressions identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We have described in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein some important factors that could cause our actual results to differ materially from our expectations, including factors discussed in the section titled “Risk Factors” in this prospectus supplement. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY
      This summary is not complete and does not contain all of the information that you should consider before buying our common stock. You should read carefully the entire prospectus supplement and the accompanying prospectus, including in particular the section entitled “Risk Factors” beginning on page S-9 and the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision.
OdysseyRe Holdings Corp.
Overview
      We are a leading U.S. based underwriter of reinsurance, providing a full range of property and casualty products on a worldwide basis. We offer a broad range of both treaty and facultative reinsurance to property and casualty insurers. We also underwrite specialty insurance business in the United States.
      Our global presence is established through 15 offices, with principal locations in the United States, London, Paris, Singapore and Latin America. Our operations are managed through four distinct divisions: Americas, EuroAsia, London Market and U.S. Insurance, which are principally based on geographic regions. The United States is our largest market, generating 55.5% of our gross premiums written for the six months ended June 30, 2005, with the remaining 44.5% comprised of international business.
      The table below illustrates gross premiums written by division for the six months ended June 30, 2005.

	$	%

Americas	$557.3	43.4%
EuroAsia	282.8	22.0
London Market	194.8	15.2
U.S. Insurance	248.6	19.4

Total	$1,283.5	100.0%

      We principally provide reinsurance to insurers and reinsurers on both a proportional and an excess of loss basis. In the case of proportional coverage, this means we share in the underlying premiums and losses with our customers based on specified participation levels. In the case of excess of loss coverage, we provide protection to our customers under their policies when the losses exceed a specified amount. Our broad reinsurance product portfolio includes specialty casualty lines (such as professional liability, directors’ and officers’ liability, excess and surplus, and accident and health), general casualty lines (such as general liability and auto liability) and commercial and personal property lines, which include property catastrophe and homeowners’ coverage.
      While we distribute both through brokers and directly to our customers in international markets, our business is primarily produced through reinsurance brokers in the United States. This dual channel distribution system provides us with the flexibility to meet the specific needs of our customers and respond to changing market conditions and competitive dynamics in local markets.
Recent Developments

Estimated Losses Relating to Hurricanes Katrina and Rita
      We announced on October 6, 2005 an update to our estimate of losses from Hurricane Katrina. We expect losses during the third quarter of 2005 from Hurricane Katrina, net of applicable reinsurance and reinstatement premiums, of approximately $225 million before taxes, which represents an after-tax net loss of approximately $146 million.

      On September 8, 2005, we announced our initial estimate of losses, net of applicable reinsurance and reinstatement premiums, during the third quarter of 2005 from Hurricane Katrina to be $80 to $100 million, before taxes. This prior estimate was based on an expected aggregate industry loss of approximately $30 billion.
      The updated loss estimate reflects new information received from ceding companies, which implies significantly higher industry loss estimates than previously anticipated, and reflects an expected aggregate industry loss estimate of approximately $50 billion where ceding company information is not available. The extraordinary nature and scale of this loss, including legal and regulatory implications, adds substantial uncertainty and complexity to the estimating process.
      In addition, on October 6, 2005 we announced our estimated net losses during the third quarter of 2005 from Hurricane Rita to be approximately $50 million before taxes, representing an after-tax loss of approximately $33 million.
      Loss estimates from Hurricanes Katrina and Rita are based on currently available information and our actual losses may vary materially from our current estimates due to the inherent uncertainties in making such determinations resulting from several factors, including the preliminary nature of available information, the potential inaccuracies and inadequacies in the data provided by clients and brokers, the modeling techniques and the application of such techniques, the contingent nature of business interruption exposures and the degree to which flood losses may be covered, as well as the effects of any resultant demand surge on claims activity. In addition, actual losses may increase if our reinsurers fail to meet their obligations or the reinsurance protections purchased by us are exhausted.

Request for Information from the SEC Relating to Non-traditional Insurance and Reinsurance Transactions
      On September 7, 2005, we announced that we had been advised by Fairfax Financial Holdings Limited, our majority stockholder, that it had received a subpoena from the Securities and Exchange Commission requesting documents regarding any non-traditional insurance and reinsurance transactions entered into or offered by Fairfax or any of its affiliates. As an affiliate of Fairfax, we are currently reviewing our obligations under the subpoena received by Fairfax and intend to cooperate fully with the SEC.

Three-year $150 million Credit Facility
      On September 24, 2005, we entered into a three-year, $150 million credit facility with a syndicate of lenders. The credit facility is available for direct, unsecured borrowings and for the issuance of standby letters of credit. The credit facility replaced our previous $90 million facility. The facility was arranged by Wachovia Capital Markets, LLC, acting as sole lead arranger and bookrunner.

The Offering

Issuer	Odyssey Re Holdings Corp.

Shares of common stock offered	4,100,000 shares

Total shares of common stock outstanding immediately prior to this offering(1)	65,108,701 shares

Total shares of common stock outstanding immediately after this offering(1)	69,208,701 shares

Net proceeds	We estimate that our net proceeds from this offering will be approximately $101.8 million, after deducting the underwriting discounts and commissions and our estimated offering expenses.

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes. Pending such uses, we intend to invest the net proceeds in investment grade debt securities.

New York Stock Exchange Symbol	ORH

Risk factors	See “Risk Factors” beginning on page S-9 and the other information in this prospectus supplement and the accompanying prospectus for a discussion of the factors you should consider carefully before deciding to invest in our common stock.

(1)	The number of shares of our common stock outstanding is based on the number of shares of our common stock outstanding as of September 30, 2005. This number of shares excludes 666,061 shares of our common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $18.79 per share and 3,760,340 shares that are issuable as of September 30, 2005 upon the conversion of our 4.375% convertible senior debentures due 2022.

RISK FACTORS
      The following are some of the risks associated with our business and our common stock. You should also refer to the other information in or incorporated by reference into this prospectus supplement and the accompanying prospectus, including the financial statements and accompanying notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.
Risks Relating to Hurricanes Katrina and Rita
Uncertainty related to estimated losses related to Hurricanes Katrina and Rita may materially impact our financial results.
      We announced on October 6, 2005 an update to our estimate of losses from Hurricane Katrina. We expect losses during the third quarter of 2005 from Hurricane Katrina, net of applicable reinsurance and reinstatement premiums, of approximately $225 million before taxes, which represents an after-tax net loss of approximately $146 million.
      On September 8, 2005, we announced our initial estimate of losses, net of applicable reinsurance and reinstatement premiums, during the third quarter of 2005 from Hurricane Katrina to be $80 to $100 million, before taxes. This prior estimate was based on an expected aggregate industry loss of approximately $30 billion.
      The updated loss estimate reflects new information received from ceding companies, which implies significantly higher industry loss estimates than previously anticipated, and reflects an expected aggregate industry loss estimate of approximately $50 billion where ceding company information is not available. The extraordinary nature and scale of this loss, including legal and regulatory implications, adds substantial uncertainty and complexity to the estimating process.
      In addition, on October 6, 2005 we announced our estimated net losses during the third quarter of 2005 from Hurricane Rita to be approximately $50 million before taxes, representing an after-tax loss of approximately $33 million.
      Our estimates are subject to a high level of uncertainty arising out of extremely complex and unique causation and coverage issues, including the appropriate attribution of losses to flood as opposed to other perils such as wind, fire or riot and civil commotion. The underlying policies generally contain exclusions for flood damage; however, water damage caused by wind may be covered. We expect that causation and coverage issues may not be resolved for a considerable period of time and may be influenced by evolving legal and regulatory developments.
      Our actual losses from Hurricanes Katrina and Rita may vary materially from our estimates as a result of, among other things, an increase in industry insured loss estimates, the receipt of additional information from clients, the attribution of losses to coverages that for the purpose of our estimates we assumed would not be exposed, the contingent nature of business interruption exposures, and inflation in repair costs due to the limited availability of labor and materials, in which case our financial results could be further materially adversely affected. In addition, actual losses may increase if our reinsurers fail to meet their obligations.
      In addition, the National Hurricane Center has predicted that other major hurricanes will hit the United States before this year’s hurricane season is over. Losses from additional hurricanes could adversely affect our financial results.
A downgrade in our ratings by rating agencies may materially and negatively impact our business and results of operations.
      In the aftermath of Hurricane Katrina, A.M. Best Company has placed the financial strength ratings of our principal reinsurance and insurance subsidiaries’ and our issuer credit rating under review with negative implications. Ratings have become an increasingly important factor in establishing the competitive position of reinsurance and insurance companies. If our ratings are reduced from their current levels by

A.M. Best, Standard & Poor’s or Moody’s, our competitive position in the reinsurance and insurance industries would suffer and it would be more difficult for us to market our products. A downgrade could result in a substantial loss of business as ceding companies and brokers that place such business move to other reinsurers with higher ratings. We cannot give any assurance regarding whether or to what extent the rating agencies may downgrade our ratings.
      Our principal reinsurance and insurance subsidiaries maintain a rating of “A” (Excellent) with a negative outlook from A.M. Best, which rating has been placed under review with negative implications following the aftermath of Hurricane Katrina, an “A—” (Strong) counterparty credit and financial strength rating with a stable outlook from Standard & Poor’s and an “A3” (Good Financial Security) financial strength rating with a stable outlook from Moody’s.
      These ratings are not evaluations directed to investors in our securities or a recommendation to buy, sell or hold our securities. Our ratings may be revised or revoked at the sole discretion of the rating agencies. See “— Risks Relating to Our Business — If we are unable to maintain a favorable financial strength rating, certain existing business may be subject to termination, and it may be more difficult for us to write new business.”
We have limited retrocessional coverage remaining with respect to Hurricane Katrina.
      Based on our current estimate of losses related to Hurricane Katrina, we believe we have limited retrocession protection with respect to Hurricane Katrina, meaning that we have limited retrocession coverage available should our Hurricane Katrina losses prove to be greater than currently estimated. Most of our retrocession agreements include a reinstatement provision and are available to provide protection for our losses related to Hurricane Rita. We cannot be sure that retrocessional coverage will be available to us on acceptable terms, or at all, in the future.
Risks Relating to Our Business
Our actual claims may exceed our claim reserves causing us to incur losses we did not anticipate.
      Our success is dependent upon our ability to assess accurately the risks associated with the businesses that we reinsure or insure. If we fail to accurately assess the risks we assume, we may fail to establish appropriate premium rates and our reserves may be inadequate to cover our losses, which could have a material adverse effect on our financial condition or reduce our net income.
      As of June 30, 2005 and December 31, 2004, we had net unpaid losses and loss adjustment expenses of approximately $3,327.0 million and $3,135.9 million, respectively. We incurred losses and loss adjustment expenses of $1,629.6 million, $1,325.8 million and $987.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      Reinsurance claim reserves represent estimates involving actuarial and statistical projections at a given point in time of our expectations of the ultimate settlement and administration costs of claims incurred. The process of establishing loss reserves is complex and imprecise because it is subject to variables that are influenced by significant judgmental factors. We utilize both proprietary and commercially available actuarial models as well as historical reinsurance industry loss development patterns to assist in the establishment of appropriate claim reserves. In contrast to casualty losses, which frequently can be determined only through lengthy and unpredictable litigation, non-casualty property losses tend to be reported promptly and usually are settled within a shorter period of time. Nevertheless, for both casualty and property losses, actual claims and claim expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. In addition, because we, like other reinsurers, do not separately evaluate each of the individual risks assumed under reinsurance treaties, we are largely dependent on the original underwriting decisions made by ceding companies. We are subject to the risk that the ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate us for the risks we assume. If our claim reserves are determined to be inadequate, we will be required to increase claim reserves with a corresponding reduction in our net income in the period in which the deficiency is rectified. It is possible that claims in respect of events that have occurred could exceed our claim reserves and have a material adverse effect on our results of operations in a particular period or our financial condition.
      Even though most insurance contracts have policy limits, the nature of property and casualty insurance and reinsurance is that losses can exceed policy limits for a variety of reasons and could significantly exceed the premiums received on the underlying policies.
Unpredictable natural and man-made catastrophic events could cause unanticipated losses and reduce our net income.
      Catastrophes can be caused by various events, including natural events such as hurricanes, windstorms, earthquakes, hailstorms, severe winter weather and fires, and unnatural events such as acts of war, terrorist attacks, explosions and riots. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas, and most of our past catastrophe-related claims have resulted from severe storms. Catastrophes can cause losses in a variety of property and casualty lines for which we provide reinsurance.
      Insurance companies are not permitted to reserve for a catastrophe until it has occurred. It is therefore possible that a catastrophic event or multiple catastrophic events could have a material adverse effect upon our results of operations and financial condition. It is possible that our models have not adequately captured some catastrophe risks or other risks. We believe it is impossible to completely eliminate our exposure to unforeseen or unpredictable events.
If we are unable to maintain a favorable financial strength rating, certain existing business may be subject to termination, and it may be more difficult for us to write new business.
      Third party rating agencies assess and rate the claims-paying ability of reinsurers and insurers based upon criteria established by the rating agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The claims-paying ability ratings assigned by rating agencies to reinsurance or insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security. In the event our companies were to be downgraded by any or all of the rating agencies, some of our business would be subject to provisions which could cause, among other things, early termination of contracts, or a requirement to post collateral at the direction of our counterparty. We cannot precisely estimate the amount of premium that would be at risk to such a development, or the amount of additional collateral that might be required to maintain existing business, as these amounts would depend on the particular facts and circumstances at the time, including the degree of the downgrade, the time elapsed on the impacted in-force policies, and the effects of any related catastrophic event on the industry generally. We cannot assure you that our premiums would not decline, or that our profitability would not be affected, perhaps materially, following a ratings downgrade.
      Our principal insurance and reinsurance subsidiaries maintain a rating of “A” (Excellent) with a negative outlook, which rating has been placed under review with negative implications following the aftermath of Hurricane Katrina, from A.M. Best, an “A—” (Strong) counterparty credit and financial strength rating with a stable outlook from Standard & Poor’s and an “A3” (Good Financial Security) financial strength rating with a stable outlook from Moody’s. Financial strength ratings are used by insurers and reinsurance and insurance intermediaries as an important means of assessing the financial strength and quality of reinsurers.

If we are unable to realize our investment objectives, our business, financial condition or results of operations may be adversely affected.
      Investment returns are an important part of our overall profitability and our operating results depend in part on the performance of our investment portfolio. Accordingly, fluctuations in the fixed income or equity markets could impair our profitability, financial condition or cash flows. We derive our investment income from interest and dividends, together with realized gains on the sale of investment assets. The portion derived from realized gains generally fluctuates from year to year. For the years ended December 31, 2004, 2003 and 2002, net realized gains accounted for approximately 40.8%, 60.2% and 52.5%, respectively, of our total investment income (including realized gains and losses). Realized gains are typically a less predictable source of investment income than interest and dividends, particularly in the short term.
      The return on our portfolio and the risks associated with our investments are also affected by our asset mix, which can change materially depending on market conditions. Investments in cash or short-term investments generally produce a lower return than other investments. At December 31, 2004, 26.2%, or $1.4 billion, of our invested assets were held in cash and short-term investments pending our identifying suitable opportunities for reinvestment in line with our long-term value-oriented investment philosophy.
      The volatility of our claims submissions may force us to liquidate securities, which may cause us to incur capital losses. If we structure our investments improperly relative to our liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Realized and unrealized investment losses resulting from an other than temporary decline in value could significantly decrease our assets, thereby affecting our ability to conduct business.
      Our operating results depend in part on the performance of our investment portfolio. The ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities markets and, consequently, the value of the equity securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly.
We operate in a highly competitive environment which could make it more difficult for us to attract and retain business.
      The reinsurance industry is highly competitive. We compete, and will continue to compete, with major United States and non-United States reinsurers and certain underwriting syndicates and insurers, some of which have greater financial, marketing and management resources than we do. In addition, we may not be aware of other companies that may be planning to enter the reinsurance market or existing reinsurers that may be planning to raise additional capital. Competition in the types of reinsurance business that we underwrite is based on many factors, including premiums charged and other terms and conditions offered, services provided, financial ratings assigned by independent rating agencies, speed of claims payment, reputation, perceived financial strength and the experience of the reinsurer in the line of reinsurance to be written. Increased competition could cause us and other reinsurance providers to charge lower premium rates and obtain less favorable policy terms, which could adversely affect our ability to generate revenue and grow our business.
      We also are aware that other financial institutions, such as banks, are now able to offer services similar to our own. In addition, we have recently seen the creation of alternative products from capital market participants that are intended to compete with reinsurance products. We are unable to predict the extent to which these new, proposed or potential initiatives may affect the demand for our products or the risks that may be available for us to consider underwriting.

      Our primary insurance is a business segment that is growing, and the primary insurance business is also highly competitive. Primary insurers compete on the basis of factors including selling effort, product, price, service and financial strength. We seek primary insurance pricing that will result in adequate returns on the capital allocated to our primary insurance business. Our business plans for these business units could be adversely impacted by the loss of primary insurance business to competitors offering competitive insurance products at lower prices.
      This competition could affect our ability to attract and retain business.
Emerging claim and coverage issues could adversely affect our business.
      Unanticipated developments in the law as well as changes in social and environmental conditions could result in unexpected claims for coverage under our insurance and reinsurance contracts. These developments and changes may adversely affect us, perhaps materially. For example, we could be subject to developments that impose additional coverage obligations on us beyond our underwriting intent, or to increases in the number or size of claims to which we are subject. With respect to our casualty businesses, these legal, social and environmental changes may not become apparent until some time after their occurrence. Our exposure to these uncertainties could be exacerbated by the increased willingness of some market participants to dispute insurance and reinsurance contract and policy wordings.
      The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of our liability under our coverages, and in particular our casualty insurance policies and reinsurance contracts, may not be known for many years after a policy or contract is issued. Our exposure to this uncertainty will grow as our “long-tail” casualty businesses grow, because in these lines of business claims can typically be made for many years, making them more susceptible to these trends than in the property insurance business, which is more typically “short-tail.” In addition, we could be adversely affected by the growing trend of plaintiffs targeting participants in the property-liability insurance industry in purported class action litigation relating to claim handling and other practices.
If our current and potential customers change their requirements with respect to financial strength, claims paying ratings or counterparty collateral requirements, our profitability could be adversely affected.
      Insureds, insurers and insurance and reinsurance intermediaries use financial ratings as an important means of assessing the financial strength and quality of insurers and reinsurers. In addition, the rating of a company purchasing reinsurance may be affected by the rating of its reinsurer. For these reasons, credit committees of insurance and reinsurance companies regularly review and in some cases revise their requirements with respect to the insurers and reinsurers from whom they purchase insurance and reinsurance. If one or more of our current or potential customers were to raise their minimum required financial strength or claims paying ratings above the ratings held by us or our insurance and reinsurance subsidiaries, or if they were to materially increase their collateral requirements, the demand for our products could be reduced, our premiums could decline, and our profitability could be adversely affected.
Consolidation in the insurance industry could lead to lower margins for us and less demand for our reinsurance products.
      Many insurance industry participants are consolidating to enhance their market power. These entities may try to use their market power to negotiate price reductions for our products and services. If competitive pressures compel us to reduce our prices, our operating margins would decrease. As the insurance industry consolidates, competition for customers will become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance.

A change in demand for reinsurance and insurance could lead to reduced premium rates and less favorable contract terms, which could reduce our net income.
      Historically, we have experienced fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic events, levels of capacity, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary insurers and prevailing general economic conditions. In addition, the larger insurers created by the consolidation discussed above may require less reinsurance. The supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized in the reinsurance industry. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers.
      General pricing across the industry and other terms and conditions have become less favorable than they have been in the recent past, the degree to which varies by class of business and region. All of these factors can reduce our profitability and we have no way to determine to what extent they will impact us in the future.
Requests for information from the SEC may adversely affect us
      On September 7, 2005, we announced that we had been advised by Fairfax, our majority stockholder, that they had received a subpoena from the Securities and Exchange Commission requesting documents regarding any non-traditional insurance and reinsurance transactions entered into or offered by Fairfax and any of its affiliates. As an affiliate of Fairfax, we are currently reviewing our obligations under the subpoena received by Fairfax and intend to cooperate fully with the SEC. We cannot predict at this time the effect that complying with this subpoena will have on our business. However, the cost of cooperating with the subpoena will be significant and may require significant attention of management, diverting focus away from our business. We cannot assure you that we will not be subject to further requests or other regulatory proceedings that could have a material adverse effect on our business or financial condition. In addition, we could be materially adversely affected by negative publicity related to the subpoena or any similar proceedings. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for our common stock.
Certain business practices of the insurance industry have become the subject of investigations by government authorities and the subject of class action litigation.
      Recently, the insurance industry has experienced substantial volatility as a result of current investigations, litigation and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry. These practices include the payment of contingent commissions by insurance companies to insurance brokers and agents and the extent to which such compensation has been disclosed, the solicitation and provision of fictitious or inflated quotes, the alleged illegal tying of the placement of insurance business to the purchase of reinsurance, and the sale and purchase of finite reinsurance or other non-traditional or loss mitigation insurance products and the accounting treatment for those products. Although we do not believe we are the subject of any investigation, we have received inquiries and informational requests from insurance departments in certain states in which our insurance subsidiaries operate. We cannot predict at this time the effect that current investigations, litigation and regulatory activity will have on the reinsurance industry or our business. Given our position in the reinsurance industry, it is possible that we will become involved in these investigations and have lawsuits filed against us. Our involvement in any investigations and lawsuits would cause us to incur legal costs and, if we were found to have violated any laws, we could be required to pay fines and damages, perhaps in material amounts. In addition, we could be materially adversely affected by the negative publicity for the insurance industry related to these proceedings, and by any new industry-wide regulations or practices that may result from these proceedings.

Fairfax Financial Holdings Limited owns a majority of our common stock and can determine the outcome of our corporate actions requiring board or stockholder approval.
      Fairfax beneficially owns, indirectly through wholly owned subsidiaries, 80.4% of our outstanding common stock. Consequently, Fairfax can determine the outcome of our corporate actions requiring board or stockholder approval, such as:

•	appointing officers and electing members of our Board of Directors;

•	adopting amendments to our charter documents; and

•	approving a merger or consolidation, liquidation or sale of all or substantially all of our assets.
      In addition, Fairfax has provided us, and continues to provide us, with certain services for which it receives customary compensation. Through various subsidiaries, Fairfax engages in the business of underwriting insurance as well as other financial services; and from time to time, we may engage in transactions with those other businesses in the ordinary course of business under market terms and conditions. All of our directors other than Mr. Barnard also are directors or officers of Fairfax or certain of its subsidiaries. Conflicts of interest could arise between us and Fairfax or one of its other subsidiaries, and any conflict of interest may be resolved in a manner that does not favor us.
      Fairfax intends to retain control of us and cannot foresee any circumstances under which it would sell a sufficient number of shares of our common stock to cause it not to retain such control. Any decision regarding the ownership of us that Fairfax may make at some future time will be in its absolute discretion.
We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.
      Our capital requirements depend on many factors, including our ability to write business and rating agency capital requirements. To the extent that our existing capital is insufficient to meet these requirements, we may need to raise additional funds through financings. Following the date of this prospectus supplement, we may seek to raise new capital by offering our equity, preferred stock or debt securities. Any financing, if available at all, may be on terms that are not favorable to us. Equity and preferred stock financings could result in dilution to you and the securities may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition would be adversely affected.
Failure to comply with the covenants in our debt agreements could have an adverse effect on our financial condition.
      The current agreements governing our $150 million bank credit facility and our 7.49% senior notes due 2006 (of which $40.0 million in principal amount remain outstanding) contain certain covenants that limit our ability to, among other things, borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate. These agreements also require us to maintain specific financial ratios. If we fail to comply with these covenants or meet these financial ratios, the lenders under our credit facility or our noteholders could declare a default and demand immediate repayment of all amounts owed to them.
We are a holding company and are dependent on dividends and other payments from our operating subsidiaries, which are subject to dividend restrictions.
      We are a holding company whose principal source of funds is cash dividends and other permitted payments from our operating subsidiaries, principally Odyssey America. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to pay dividends or make payments on our indebtedness. The payment of dividends by our operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of Connecticut, Delaware, New York and the United Kingdom. See “Regulatory Matters — Regulation of Insurers and Reinsurers — Dividends” in our Annual Report on Form 10-K for the year ended December 31, 2004 incorporated by reference in this prospectus supplement and the accompanying prospectus.
Our business could be adversely affected by the loss of one or more key employees.
      We are substantially dependent on a small number of key employees, in particular Andrew Barnard, Robert Giammarco and Michael Wacek. We believe that the experience and reputations in the reinsurance industry of Messrs. Barnard, Giammarco and Wacek are important factors in our ability to attract new business. We have entered into employment agreements with Messrs. Barnard and Wacek and are in the process of entering into an employment agreement with Mr. Giammarco. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of Mr. Barnard, Mr. Giammarco or Mr. Wacek or any other key employee, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations. We do not currently maintain key employee insurance with respect to any of our employees.
Our business is primarily dependent upon a limited number of unaffiliated reinsurance brokers and the loss of business provided by them could adversely affect our business.
      We market our reinsurance products worldwide primarily through reinsurance brokers, as well as directly to our customers. Five reinsurance brokerage firms accounted for 56% of our reinsurance gross premiums written for the year ended December 31, 2004. Loss of all or a substantial portion of the business provided by these brokers could have a material adverse effect on us.
Our reliance on payments through reinsurance brokers exposes us to credit risk.
      In accordance with industry practice, we frequently pay amounts owing in respect of claims under our policies to reinsurance brokers, for payment over to the ceding insurers. In the event that a broker fails to make such a payment, depending on the jurisdiction, we might remain liable to the ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the ceding insurer pays premiums for such policies to reinsurance brokers for payment over to us, such premiums will be deemed to have been paid and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received such premiums. Consequently, in connection with the settlement of reinsurance balances, we assume a degree of credit risk associated with brokers around the world.
We may be adversely affected by foreign currency fluctuations.
      Our functional currency is the United States dollar. A portion of our premiums are written in currencies other than the United States dollar and a portion of our loss reserves are also in foreign currencies. Moreover, we maintain a portion of our investments in currencies other than the United States dollar. We may, from time to time, experience losses resulting from fluctuations in the values of foreign currencies, which could adversely affect our operating results.
Our computer and data processing systems may fail or be perceived to be insecure, which could adversely affect our business and damage our customer relationships.
      Our business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform actuarial and other modeling functions necessary for writing business, as well as to process and make claims payments. We have a highly trained staff that is committed to the continual development and maintenance of these systems. However, the failure of these systems could interrupt our operations or materially impact our ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise our ability to pay claims in a timely manner. This could result in a material adverse effect on our business results.
      Our insurance may not adequately compensate us for material losses that may occur due to disruptions in our service as a result of computer and data processing systems failure. We do not maintain redundant systems or facilities for all of our services.
      In addition, a security breach of our computer systems could damage our reputation or result in liability. We retain confidential information regarding our business dealings in our computer systems. We may be required to spend significant capital and other resources to protect against security breaches or to alleviate problems caused by such breaches. Any well-publicized compromise of security could deter people from conducting transactions that involve transmitting confidential information to our systems. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived by the marketplace to be secure. Despite the implementation of security measures, this infrastructure may be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems. In addition, we could be subject to liability if hackers were able to penetrate our network security or otherwise misappropriate confidential information.
We may not be able to alleviate risk successfully through retrocessional arrangements and we are subject to credit risks with respect to our retrocessionaires.
      We attempt to limit our risk of loss through retrocessional arrangements, reinsurance agreements with other reinsurers referred to as retrocessionaires. The availability and cost of retrocessional protection is subject to market conditions, which are beyond our control. As a result, we may not be able to successfully alleviate risk through retrocessional arrangements. In addition, we are subject to credit risk with respect to our retrocessions because the ceding of risk to retrocessionaires does not relieve us of our liability to the companies we reinsured.
      We purchase reinsurance coverage to insure against a portion of our risk on policies we write directly. We expect that limiting our insurance risks through reinsurance will continue to be important to us. Reinsurance does not affect our direct liability to our policyholders on the business we write. A reinsurer’s insolvency or inability or unwillingness to make timely payments under the terms of its reinsurance agreements with us could have a material adverse effect on us. In addition, we cannot assure you that reinsurance will remain available to us to the same extent and on the same terms as are currently available.
Our business could be adversely affected as a result of political, regulatory, economic or other influences in the insurance and reinsurance industries.
      The insurance industry is highly regulated and is subject to changing political, economic and regulatory influences. These factors affect the practices and operation of insurance and reinsurance organizations. Federal and state legislatures have periodically considered programs to reform or amend the United States insurance system at both the federal and state level. Recently, the insurance and reinsurance regulatory framework has been subject to increased scrutiny in many jurisdictions, including the United States and various states in the United States.
      Changes in current insurance regulation may include increased governmental involvement in the insurance industry or may otherwise change the business and economic environment in which insurance industry participants operate. In the United States, for example, the states of Hawaii and Florida have implemented arrangements whereby property insurance in catastrophe prone areas is provided through state-sponsored entities. The California Earthquake Authority, the first privately financed, publicly operated residential earthquake insurance pool, provides earthquake insurance to California homeowners.
      Such changes could cause us to make unplanned modifications of products or services, or may result in delays or cancellations of sales of products and services by insurers or reinsurers. Insurance industry participants may respond to changes by reducing their investments or postponing investment decisions, including investments in our products and services. We cannot predict the future impact of changing law or regulation on our operations; any changes could have a material adverse effect on us or the insurance industry in general.
      Increasingly, governmental authorities in both the U.S. and worldwide appear to be interested in the potential risks posed by the reinsurance industry as a whole, and to commercial and financial systems in general. While we cannot predict the exact nature, timing or scope of possible governmental initiatives, we believe it is likely there will be increased regulatory intervention in our industry in the future.
      For example, we could be adversely affected by governmental or regulatory proposals that:

•	provide insurance and reinsurance capacity in markets and to consumers that we target;

•	require our participation in industry pools and guaranty associations;

•	mandate the terms of insurance and reinsurance policies; or

•	disproportionately benefit the companies of one country over those of another.
The growth of our primary insurance business, which is regulated more comprehensively than reinsurance, increases our exposure to adverse political, judicial and legal developments.
      Hudson Insurance Company (“Hudson”), which writes insurance in 44 states and the District of Columbia on an admitted basis, is subject to extensive regulation under state statutes that delegate regulatory, supervisory and administrative powers to state insurance commissioners. Such regulation generally is designed to protect policyholders rather than investors, and relates to such matters as: rate setting; limitations on dividends and transactions with affiliates; solvency standards which must be met and maintained; the licensing of insurers and their agents; the examination of the affairs of insurance companies, which includes periodic market conduct examinations by the regulatory authorities; annual and other reports, prepared on a statutory accounting basis; establishment and maintenance of reserves for unearned premiums and losses; and requirements regarding numerous other matters. We could be required to allocate considerable time and resources to comply with these requirements, and could be adversely affected if a regulatory authority believed we had failed to comply with applicable law or regulation. We plan to grow Hudson’s business and, accordingly, expect our regulatory burden to increase.
Our utilization of program managers and other third parties to support our business exposes us to operational and financial risks.
      Our primary insurance operations rely on program managers, and other agents and brokers participating in our programs, to produce and service a substantial portion of our business in this segment. In these arrangements, we typically grant the program manager the right to bind us to newly issued insurance policies, subject to underwriting guidelines we provide and other contractual restrictions and obligations. Should our managers issue policies that contravene these guidelines, restrictions or obligations, we could nonetheless be deemed liable for such policies. Although we would intend to resist claims that exceed or expand on our underwriting intention, it is possible that we would not prevail in such an action, or that our program managers would be unable to substantially indemnify us for their contractual breach. We also rely on our managers, or other third parties we retain, to collect premiums and to pay valid claims. This exposes us to their credit and operational risk, without necessarily relieving us of our obligations to potential insureds. We could also be exposed to potential liabilities relating to the claims practices of the third party administrators we have retained to manage claims activity that we expect to arise in our program operations. Although we have implemented monitoring and other oversight protocols, we cannot assure you that these measures will be sufficient to alleviate all of these exposures.
      We are also subject to the risk that our successful program managers will not renew their programs with us. Our contracts are generally for defined terms of as little as one year, and either party can cancel the contract in a relatively short period of time. We cannot assure you that we will retain the programs that produce profitable business or that our insureds will renew with us. Failure to retain or replace these producers would impair our ability to execute our growth strategy, and our financial results could be adversely affected.
We could be adversely affected if the Terrorism Risk Insurance Act of 2002 is not renewed.
      In response to the tightening of supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attack, the Terrorism Risk Insurance Act of 2002, or TRIA, was enacted to ensure the availability of commercial insurance coverage for terrorist acts in the United States. This law established a federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to future terrorism-related losses and required that coverage for terrorist acts be offered by insurers. It is possible that TRIA will not be renewed following 2005, or could be adversely amended, which could adversely affect the insurance industry if a material subsequent event occurred. Given these uncertainties, we are currently unable to determine with certainty the impact that TRIA’s non-renewal could have on us.
Risks Relating to Our Common Stock
Because our controlling stockholder intends to retain control, you may be unable to realize a gain on your investment in our common stock in connection with an acquisition bid.
      Fairfax, through its subsidiaries, TIG Insurance Group, TIG Insurance Company, ORH Holdings Inc., United States Fire Insurance Company, Fairfax Financial (US) LLC and Fairfax Inc., owns 80.4% of our outstanding common stock.
      Fairfax intends to retain control of us and cannot foresee any circumstances under which it would sell a sufficient number of shares of our common stock to cause it not to retain such control. In order to retain control, Fairfax may decide not to enter into a transaction in which our stockholders would receive consideration for their shares that is much higher than the cost of their investment in our common stock or the then current market price of our common stock. Any decision regarding the ownership of us that Fairfax may make at some future time will be in its absolute discretion.
Significant fluctuation in the market price of our common stock could result in securities class action claims against us.
      Significant price and value fluctuations have occurred with respect to the securities of insurance and insurance-related companies. Our common stock price is likely to be volatile in the future. In the past, following periods of downward volatility in the market price of a company’s securities, class action litigation has often been pursued against such companies. If similar litigation were pursued against us, it could result in substantial costs and a diversion of our management’s attention and resources.
Provisions in our charter documents and Delaware law may impede attempts to replace or remove our management or inhibit a takeover, which could adversely affect the value of our common stock.
      Our certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent changes in our management or a change of control that a stockholder might consider favorable and may prevent you from receiving a takeover premium for your shares. These provisions include, for example,

•	authorizing the issuance of preferred stock, the terms of which may be determined at the sole discretion of our Board of Directors;

•	establishing advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted on by stockholders at meetings; and

•	providing that special meetings of stockholders may be called only by our Board of Directors, the chairman of our Board of Directors, our president or our secretary.

      These provisions apply even if the offer may be considered beneficial by some of our stockholders. If a change in management or a change of control is delayed or prevented, the market price of our common stock could decline.
USE OF PROCEEDS
      We estimate that we will receive net proceeds from this offering of approximately $101.8 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering for general corporate purposes. Pending such uses, we intend to invest the net proceeds in investment grade debt securities.
PRICE RANGE OF COMMON STOCK
      Our common stock trades on the NYSE under the symbol “ORH.” The last reported sale price per share of our common stock on the NYSE was $24.96 on October 6, 2005. As of September 30, 2005, there were 65,108,701 shares of our common stock outstanding. The following table shows the intraday high and low sales price per share of our common stock as reported on the NYSE for the periods indicated:

	High	Low

Fiscal Year Ended December 31, 2003:
First Quarter	$19.28	$15.55
Second Quarter	22.53	17.88
Third Quarter	22.17	18.00
Fourth Quarter	23.29	20.10
Fiscal Year Ended December 31, 2004:
First Quarter	$27.14	$22.28
Second Quarter	27.80	23.57
Third Quarter	24.64	21.40
Fourth Quarter	25.40	20.09
Fiscal Year Ending December 31, 2005:
First Quarter	$26.00	$24.20
Second Quarter	25.33	22.50
Third Quarter	25.86	23.76
Fourth Quarter (through October 6, 2005)	25.76	24.61
DIVIDEND POLICY
      Our Board of Directors has established a policy of declaring quarterly cash dividends on our common stock. We paid a cash dividend of $0.03125 per share of common stock during each of the first three quarters in 2005, each quarter in 2004 and in the fourth quarter of 2003. Prior to the fourth quarter of 2003, we paid a quarterly cash dividend of $0.025 per share of common stock for each quarter beginning with the quarter ended September 30, 2001.
      The declaration and payment of future dividends, if any, by us will be at the discretion of our Board of Directors and will depend on, among other things, our financial condition, general business conditions and legal restrictions regarding the payment of dividends by us and other factors which our board may deem relevant.
      As a holding company with no direct operations, we rely on cash dividends and other permitted payments from our insurance subsidiaries to pay dividends to our securityholders and to service our debt. Amounts payable to us without the prior approval of applicable state insurance departments are limited by state insurance law.

UNDERWRITING
      Under the terms of, and subject to the conditions contained in, an underwriting agreement dated as of October 6, 2005, Wachovia Capital Markets, LLC (the “underwriter”) has agreed to purchase, and we have agreed to sell to it, 4,100,000 shares of our common stock.
      The underwriting agreement provides that the underwriter is obligated to purchase all of the shares in the offering if any are purchased.
      The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us.

	Per Share	Total

Price to public	$24.96	$102,336,000
Underwriting discounts and commissions(1)	$0.20	$200,000
Proceeds to OdysseyRe, before expenses	$24.76	$102,136,000

(1)	No underwriting discounts or commissions are payable by us with respect to shares of common stock purchased by Fairfax Financial Holdings Limited.
      We have agreed not to directly or indirectly, without the prior written consent of the underwriter, until the closing of this offering, offer, sell, contract to sell, pledge, or otherwise dispose of, including the filing of a registration statement with the SEC in respect of, any Common Stock or Common Stock equivalents or publicly announce an intention to effect any such transaction.
      In connection with this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our shares of common stock. The underwriter may bid for, and purchase common stock in the open market to stabilize the price of the shares of common stock above independent market levels. The underwriter is not required to engage in these activities, and may end any of these activities at any time.
      We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments the underwriter may be required to make in respect of those liabilities.
      We have been advised by Fairfax that it intends to purchase 3,100,000 shares of our common stock in this offering.
      We estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $300,000.
      Wachovia Capital Markets, LLC and its affiliates have provided, from time to time, and may continue to provide, investment banking, commercial banking, financial and other services to us for which we have paid, and intend to pay, customary fees.

LEGAL MATTERS
      The validity of the shares of common stock offered by us will be passed upon for us by Shearman & Sterling LLP, New York, New York and for the underwriter by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
      The financial statements, the related financial statement schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting), incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

4,100,000 Shares
Odyssey Re Holdings Corp.
Common Stock

Prospectus Supplement
October 6, 2005

Wachovia Securities